

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 10, 2009

Mr. Burton M. Tansky
Chief Executive Officer
Neiman Marcus, Inc.
1618 Main Street
Dallas, Texas 75201

   Re: **Neiman Marcus, Inc.**
      Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008
      Filed September 24, 2008
      Quarterly Report on Form 10-Q for the Period Ended May 2, 2009
      Filed June 10, 2009
      File No. 333-133184-12

Dear Mr. Tansky:

   We have reviewed your response to our letter dated August 11, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008

Note 1. Summary of Significant Accounting Policies, page F-11
Goodwill and Intangible Assets, page F-13

1. We read your response to comment one of our letter dated August 11, 2009. Please address for us the following:

   • You state, "therefore, the acquired customer base for Neiman Marcus stores consists primarily of those customers that held a proprietary credit card at the acquisition date." Please explain to us what you mean by primarily.

- Please provide to us a copy of the valuation report used to determine the fair value of your customer lists.

- We note your statement, "…the estimated revenue stream from the acquired customer bases were not level during the projection period but rather declined over time." Citing for us the relevant GAAP, explain to us how you could have reasonably concluded *at the acquisition date* it was appropriate to use a straight-line amortization method, in particular when your valuation model assumed a 20% decline in revenues within three years. In this regard, paragraph 12 of SFAS no. 142 states that an intangible asset should be amortized over its useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed, however if the pattern can not be "reliably determined," then straight line amortization is appropriate. It would appear your valuation model provided you with insight into how the economic benefits would be consumed. Please revise, or advise. We may have further comment.

- Please explain in detail how you determined it was appropriate to use a 15 year amortization life for your Neiman Marcus stores. Please tell us if the estimated life of the customer list was shortened to assure that recognition of the cost of the revenues, represented by amortization of the customer list, better corresponds with the distribution of expected revenues.

- Expand for us your Exhibit 1 evaluation of Neiman Marcus Stores Customer List to incorporate your 2009 fiscal year results and explain to us any significant variances observed. Explain to us the projected decrease in revenues from the valuation model, as well as actual results observed, four years post acquisition.

- Please explain to us how the actual attrition rates compared to the original assumptions used in your valuation model for the past four years.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding this comment, or me at (202) 551-3377 with any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief